Filed by PLATO Learning, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Lightspan, Inc.
Commission File No. 000-29347
Slides for presentations to investors

In connection with the merger, PLATO Learning, Inc. (“PLATO”) filed with the Securities and Exchange Commission a registration statement on Form S-4 on September 29, 2003, as amended by Amendment No. 1 filed on October 10, 2003. The registration statement included a joint proxy statement of Lightspan, Inc. (“Lightspan”) and PLATO for a meeting of Lightspan’s shareholders to consider and vote upon the proposed merger and for a meeting of PLATO’s shareholders to consider and vote upon the issuance of shares of PLATO in the proposed merger. The registration statement also served as a prospectus of PLATO with respect to the shares of PLATO to be distributed to shareholders of Lightspan pursuant to the merger.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT PLATO, LIGHTSPAN, THE MERGER AND RELATED MATTERS. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by the companies at the SEC’s web site at http://www.sec.gov.

In addition to the joint proxy statement/prospectus, both PLATO and Lightspan file annual, quarterly and special reports, proxy statements, registration statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by PLATO or Lightspan at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. PLATO’s and Lightspan’s filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

PLATO, Lightspan and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of PLATO and Lightspan with respect to the transactions contemplated by the merger agreement. A description of any interests that PLATO’s or Lightspan’s directors and executive officers have in the proposed merger is available in the joint proxy statement/prospectus. Information regarding Lightspan officers and directors is included in Lightspan’s Proxy Statement for its 2003 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on July 29, 2003. Information regarding PLATO officers and directors is included in PLATO’s Proxy Statement for its 2003 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on January 31, 2003.

These slides contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on managements’ current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this release include statements about future financial and operating results and the proposed merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that Lightspan’s business will not be integrated successfully with that of PLATO, costs related to the merger, risks relating to technology and product development, market acceptance, intellectual property rights, litigation and other risks identified in the joint proxy statement/prospectus and in PLATO’s and Lightspan’s filings with the Securities and Exchange Commission. PLATO and Lightspan are under no obligation to (and expressly disclaim any such obligation to) update or alter these forward-looking statements whether as a result of new information, future events or otherwise.

Beginning October 16, 2003, PLATO and Lightspan may make presentations to certain investors. Attached are the slides that may be used in such presentations to investors:

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To Ensure The Success Of All Learners Throughout Their Lifetimes Learners Throughout Their Lifetimes Learners Throughout Their Lifetimes Learners Throughout Their Lifetimes Learners Throughout Their Lifetimes &

PRESENTATION DISCLOSURE Except for historical information contained herein, the disclosures in this presentation are forward-looking statements made under the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. These risks and uncertainties include: the availability and unpredictability of government funding on which our customers are dependent, the capital and operating spending patterns of our customers, the ability to attract and retain customers, the size, timing and product mix of customer orders, the introduction and acceptance of competitive products, our ability to adapt to technological changes and meet evolving industry standards, and our ability to economically introduce new products on a timely basis. These risks and other relevant risks are described in more detail in the company's Annual Report on Form 10-K for the fiscal year ended October 31, 2001 and its Registration Statement on Form S-4, as amended, filed in October 2003.

COMPANY HISTORY PLATO Learning 1963 - University of Illinois & NSF Project For Adult Literacy & Numeracy Late 70's - Rights Assumed By CDC 1989 - Acquired By Venture Group & Entry Into High Schools 1992 - IPO 1995 - Entry Into Middle Schools & International Expansion 2000 - Acquired CyberEd 2001 - 2PO And Acquired Wasatch & TeachMaster 2002 - Acquired NetSchools & Learning Elements 2003 - Announced Merger With Lightspan Lightspan 1993 - Lightspan Partnership Founded By John Kernan 1994 - Conceived & Developed The Lightspan Achieve Now Product Line 1997 - Introduced The Lightspan Network 1999 - Acquired Academic Systems 2000 - IPO 2000 - Acquired eduTest 2001 - Launched The Lightspan Early Reading Product 2003 - Announced Merger With PLATO Since 2000 PLATO Has Been Successfully Achieving A Strategic Plan To Create A Full Service, Enterprise Capable, K-Adult Leader

CORE COMPETENCIES PLATO Learning Comprehensive, On-line, Standards-based Curriculum For Secondary & Elementary Comprehensive On-line Curriculum For Post- Secondary Developmental Studies & College Education Comprehensive Adult Continuing Education Curriculum (ABE, GED, Literacy & Numeracy) Standards-aligned Instructional Management & Reporting Systems Teacher Professional Development & Performance Improvement Services Technical Consulting & Field Engineering Qualified & Experienced ASP Capability Growing Evaluation & Research Basis Industry Leadership Position With Growing Federal Presence Technology Know How & Infrastructure Development Lightspan Low-Cost, Integrated School To Home Elementary Curriculum Post-Secondary, End-User, Full Course Curriculum Aligned To Textbooks Strong, Emerging, K-8 Low-Stakes Tests Strong Title 1 Funding Expertise Strong Evaluation & Research Basis Proven History Of Partnering With Major Corporations Strong Relationships With Key National Superintendents Growing Professional Development Capability

THE EDUCATION SECTOR Historically The #1 Priority For The American Public & Governments Still Strongly Funded, Especially For Technology NCLB Will Demand More Technology Solutions 9/11, the Economy, Federal Budget Delays & State Budget Cuts Have Put Market Under Pressure - Now Easing No Clear K-12 Industry Leader Very Fragmented - Needs A Recognized Leader Many Old Company's With Aging Technologies New Entrants Face Significant Barriers To Entry

Instructional Software (Source: SIMBA Electronic Media - $ in Millions) NORTH AMERICAN MARKET SIZE

K-Adult INSTRUCTIONAL SOFTWARE (Source: SIMBA Electronic Media) 2002 Market Company Revenue Share K-8 9-14 Adult Product Set Pearson Education/NCS $128(1) 8.7% X X X Comprehensive Riverdeep/Edmark/TLC 124 8.4 X X Comprehensive/Titles/E-Learning Rennaissance Learning 116 7.9 X Titles McGraw Hill 70 4.7 X X Comprehensive PLATO 69 4.7 X X X Comprehensive/Titles/E-Learning Compass Learning/WRC 54 3.7 X Comprehensive Lightspan/Academic Sys. 52 3.6 X X Comprehensive/Titles/E-Learning Scientific Learning 19 1.3 X X X Reading Specialty Scholastic 19 1.3 X Titles Torstar/Tom Snyder 18 1.2 X Titles Other 803 54.5 X X X All TOTAL $1,472 100.0% (1) Excludes $100 million of enterprise software revenue that is not curriculum content.

NO E-LEARNING SOLUTION DOMINATES EDUCATION

Measurable Results

Traditional Publishers

- Prentice-Hall
- McGraw-Hill
- Harcourt Brace (Reed)
- Pearson
- Houghton Mifflin

Offline Curriculum

- Knowledge Adventure
- The Learning Company
- Sunburst
- Riverdeep

Curriculum Content

- **PLATO** ←→ **NetSchools**
- Compass Learning
- NCSLearn
- Riverdeep
- **Lightspan**
- Classworks

ASP's

- Blackboard
- Learning Station
- BigChalk
- **PLATO**

1:1 eLearning CM Platforms

- **NetSchools**

Online Assessment

- VL Technologies
- ***Princeton Review***
- **Lightspan EduTest**
- Edvision

Internet Portals

- AOL @ School
- ***Homeroom.com***
- **LSPN Learning Network**
- McGraw-Hill LN
- Classroom Connect

Open e-Learning Platform

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PLATO LEARNING

STRATEGIC RATIONALE FOR LIGHTSPAN MERGER


PLATO & LIGHTSPAN
Dedicated Elementary Sales Force
Cross-selling Opportunities
Diversified Revenue Stream
Larger Community College Presence
Stronger K to Adult Product Portfolio
Increased Scale
Improved Liquidity/Trading Fundamentals
Significant Synergies/Cost Savings

9

9,750 7-12 Schools 6,000 K-6 Schools 2.1 million K-Adult Subscriptions 1,100 Colleges + Other LSPN Revenue by Product (based on FY04 YTD results) 4,800 K-8 Schools 338 Colleges 1.8 million K-12 Subscriptions PLATO Revenue by Product (based on FY03 YTD results & forecast) 940 Colleges + Other 1,700 K-6 Schools 9,250 7-12 Schools 296,000 K-Adult Subscriptions Combination

PROFESSIONAL DEVELOPMENT ($ Millions) 1997 1998 1999 2000 2001 2002 2003 PLATO 2.092 3.32 4.998 6.032 8.21 11.609 14.471 Lightspan 2 3.7 6.5 9.2 9.3 9.9 9.3 CAGR = 34.06%

DEFERRED REVENUE GROWTH Revenue ($ Millions) Revenue ($ Millions) 1997 1998 1999 2000 2001 2002 2003 PLATO 2.5 3.7 4.6 6.3 10.3 18.9 30 Lightspan 2.5 3.4 7.7 9.7 12 12.3 14.5 CAGR = 43.95%

PLATO'S SOLUTION TO NCLB

- **Assessment**
  - PLATO Link (Simulated Tests)
  - PLATO/Orion Assessments
  - ETS/TPR Partnerships & Lightspan's duTest
- **Accountability**
  - Open Architecture
  - Orion/Polaris
  - Curricula Breadth & Scope
- **Reading**
  - K-2 Early Reading & Lightspan's Early Reading
  - Research Based Content
  - K-14 PLATO & Lightspan's Achieve Now
- **Teacher Quality**
  - PPST (ETS PRAXIS)
  - Professional Development
  - ASCD PD Online
- **Information Systems Based On Disaggregated Data**
  - Open Architecture
  - Partnerships
  - Lightspan Evaluations
- **Choice** ***PLATO Is The Choice***

PLATO® LEARNING

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ACCOUNTABILITY IMPACT - Texas Pre '90 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 Secondary Sites 4 5 12 19 55 111 162 245 316 424 516 634 696 811 STANDARD IMPLEMENTED Number of PLATO Secondary Sites Total New PLATO Secondary Sites FY 2002 = 115

PLATO IN THE FUTURE A recognized leader in education One of only 2 or 3 real players in the industry The accountability system of choice A managed services, risk sharing partner Using our tools to deliver our services A consultant & advisor to educators A voice in federal education technology reform Good visibility to revenues and earnings Consistently exceeding street expectations

FINANCIAL STABILITY & STRENGTH No Bank Debt Cash Balances Of About $30 Million Working Capital Of $40 Million Positive Cash Flow From Operations

1997 1998 1999 2000 2001 2002 2003 PLATO 33.3 39.4 44.1 56.1 70.1 74.4 82.5 Combination 55.6 71 88.4 107.1 127.6 124.4 135.5 1997 1998 1999 2000 2001 2002 2003 PLATO 2.5 3.7 4.6 6.3 10.3 18.9 30 Combination 5 7.1 12.3 16 22.3 31.2 44.5 Revenue Deferred Revenue PLATO & Lightspan 6-YEAR REVENUE & DEFERRED REVENUE GROWTH ($ in Millions) CAGR = 16.32% CAGR = 43.95% CAGR = 16.00% CAGR = 51.31%

ADDITIONAL FINANCIAL HIGHLIGHTS Despite Impact Of 9/11 & Recent Economic Downturn Have Generated Healthy 5 Year Contributions ('98 to 02) Operating Profit - $27.30 Million Net Income - $16.31 Million In 2002 & 2003 Have Performed Better Than Market And Competition Have Acquired 5 Companies Since July 2000 Investment Of Around $60 Million Does Not Include Lightspan At $56 Million Have Invested Heavily In R&D Since 1990 PLATO & Acquired Companies - $160 Million Does Not Include Lightspan Spend Of $150 Million Does Not Include Control Data Spend Pre-1990 Will Leverage Lightspan Into Profitability

2004 FINANCIAL OBJECTIVES Grow Revenues Year Over Year By 15+% Reduce Combined Operating Expense By $17.5M Deliver $5+ Million In Net Income Deliver $27+ Million in EBITDA Generate $18+ Million Free Cash Flow Increase Deferred Revenues By $20+ Million $6M From Web Curriculum Products $5M From Web Assessment Products $4M From Services $5M From Curriculum Management Systems

INVESTMENT CONSIDERATIONS Strong Financial Profile Highly Scaleable Business Model Significant Barriers to Entry Strong Favorable Brand Recognition Most Comprehensive and Contemporary Computer-Based Education Product Major Growth Opportunities: Elementary, Supplemental Services, the PLATO Web Learning Network, PLATO Link/eduTest, Orion and Polaris, and Professional Development Favorable Political Environment

FINANCIAL INFORMATION

37 33.3 39.4 44.1 56.1 70.1 74.4 82 93 81-83 COMPANY REVENUES ($ Millions) 8.6 22.3 31.6 44.3 51 57.5 50 53.5 57 57-59 92-94 52-55 133-138 149-153 No fiscal year alignment PLATO Lightspan Combination FY96 FY97 FY98 FY99 FY00 FY01 FY02 FY03** FY04** FY97 FY98 FY99* FY00* FY01* FY02 FY03 FY04** FY05 ** * pro forma revenue ** estimate FY96 FY97 FY98 FY99* FY00* FY01* FY02 FY03** FY04**

EBITDA ($ in Millions) FY 01 FY 02 FY 03 14.5 6.5 7.9 FY 01 FY 02 FY 03 -48.7 -28.6 -11.8 PLATO Lightspan Combination FY 01 FY 02 FY 03 FY 04 FY 05 FY 06 -34.2 -22.1 -3.4 27.9 41.3 50.8 (Forecast FY 04 - FY 06)

FREE CASH FLOW ($ in Millions) PLATO Lightspan Combination (Forecast FY 04 - FY 06) FY 01 FY 02 FY 03 8.4 -4.6 0 FY 01 FY 02 FY 03 -54.6 -29.1 -12.1 FY 01 FY 02 FY 03 FY 04 FY 05 FY 06 -46.3 -33.7 -12.2 18 31.8 27.4

3 YEAR GOALS - Current Funding Environment PLATO Only PLATO Only Consolidated (no cost reduction) Consolidated (no cost reduction) Consolidated (post synergies) Consolidated (post synergies) Consolidated (post synergies) FY 2002 FY 2003 FY 2002 FY 2003 FY 2004 FY 2005 FY 2006 Revenue 74.4 82.0 125.4 132.2 150.0 172.8 198.7 Gross Profit 64.9 70.1 107.1 113.8 131.1 149.9 172.7 Op Profit/(Loss) (1.1) (2.1) (43.6) (22.5) 9.3 22.6 32.0 Net Income/(Loss) (1.1) (2.1) (42.9) (22.5) 5.6 13.1 18.4 EPS ($0.07) ($0.12) ($1.86) ($0.98) $0.24 $0.54 $0.75 EBITDA 6.5 8.4 (22.1) (3.4) 27.9 41.3 50.8 EBITDA / Share $0.39 $0.52 ($0.96) ($0.15) $1.18 $1.72 $2.07 ($ in Millions except per share)

3 YEAR GOALS - Improved Funding Environment ($ in Millions except per share) FY 2004 FY2004 FY 2005 FY 2005 FY 2006 FY 2006 Revenue 150.0 158.5 172.8 190.5 198.7 229.0 Gross Profit 131.1 138.5 149.9 165.2 172.7 199.1 Op Profit 9.3 10.3 22.6 24.5 32.0 35.7 Net Income 5.6 6.1 13.1 14.1 18.4 20.5 EPS $0.24 $0.26 $0.54 $0.59 $0.75 $0.84 EBITDA 27.9 29.0 41.3 43.2 50.8 54.4 EBITDA / Share $1.18 $1.23 $1.72 $1.80 $2.07 $2.22

THE POWER TO TRANSFORM EDUCATION AND CHANGE LIVES